

June 18, 2024

James Mackey
Chief Financial Officer
KeyStar Corp.
1645 Pine Tree Ln, Suite 2
Sarasota, FL 34236

      Re: KeyStar Corp.
          Form 10-K for Fiscal Year Ended June 30, 2023
          Form 10-Q for Fiscal Quarter Ended March 31, 2024
          File No. 000-56290

Dear James Mackey:

      We have reviewed your filings and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Consolidated Financial Statements
Consolidated Statements of Operations, page F-3

1.   Please revise the title of the gaming loss, net line item, so it is not confusingly similar to the net gaming loss line item. For example, if the gaming loss, net line item actually represents negative gaming revenues, so state. Also, disclose in a footnote the amounts of incentives awarded to users (discussed on page F-13) in each period presented, which were accounted for as a reduction in gaming revenues. Similarly revise your Forms 10-Q as well.

Note 1 - Overview and Organization & Summary of Significant Accounting Policies
Restatement of Previously Issued Financials, page F-7

2.   An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the year ended June 30, 2022 should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2024

Consolidated Financial Statements
Note 1 - Overview and Organization & Summary of Significant Accounting Policies
Restatement of Previously Issued Financials, page F-8

3.   An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the three and nine months ended March 31, 2023 should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services